[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct: (212) 859-8689

Email: Joshua.Wechsler@friedfrank.com

November 8, 2018

VIA EDGAR

Mr. Donald E. Field

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Containers Inc.
Amendment No. 5 to Registration Statement on Form F-1
Filed October 19, 2018
File No. 333-225677

Dear Mr. Field:

This letter sets forth the response of Navios Maritime Containers Inc., which will convert into Navios Maritime Containers L.P., a limited partnership (the “Company”), to the comment letter, dated November 5, 2018, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 5 to Registration Statement on Form F-1 of the Company (the “Registration Statement”), publicly filed with the Securities and Exchange Commission on October 19, 2018. In order to facilitate your review, we have reproduced the Staff’s comment in its entirety, with the response to the comment set out below the comment.

References to page numbers in this letter refer to the pagination of the Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 5 to Form F-1 filed October 19, 2018

Questions and Answers About Navios Containers and the Distribution, page 1

1.

Please revise to add a question and answer which discusses Navios Partners reasons for the distribution. Please also add a question and answer which discusses Navios Partners and Navios Holdings intentions regarding their retained ownership interest in Navios Containers.

Response: The Company has revised the disclosure on pages 1 and 5 of the Registration Statement in response to the Staff’s comment.

United States Securities and

Exchange Commission

November 8, 2018

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Should you have any questions or comments, please feel free to call me at (212) 859-8689, John Bibona at (212) 859-8539 or Meredith Deutsch at (212) 859-8533.

Sincerely,

/s/ Joshua Wechsler
Joshua Wechsler

cc:	Angeliki Frangou (Navios Maritime Containers Inc.)
Chris Christopoulos (Navios Maritime Containers Inc.)
Vasiliki Papaefthymiou (Navios Maritime Containers Inc.)